UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 23, 2017

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 5 – Corporate Governance and Management

Item 5.02 – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

As previously disclosed by Denbury Resources Inc. (the "Company"), Phil Rykhoek, Chief Executive Officer ("CEO") and a director of the Company is retiring from such positions effective as of the close of business on June 30, 2017. In conjunction with Mr. Rykhoek's retirement, the Company's board of directors has appointed Christian S. Kendall as CEO and a director of the Company effective July 1, 2017. Mr. Kendall will serve as the Company's President and CEO.

Mr. Kendall, 50, joined the Company as Chief Operating Officer in September 2015 and was named President in October 2016. Mr. Kendall has more than 28 years of experience in the oil and gas industry, holding a variety of technical and leadership roles, both international and domestic. Prior to joining the Company, he spent 14 years with Noble Energy, most recently as Senior Vice President, Global Operations Services. His prior assignments at Noble Energy include serving as Vice President, Gulf of Mexico, and as Business Unit Manager and Vice President, Noble Energy Mediterranean, Ltd. Mr. Kendall began his career with Mobil Oil Corporation in 1989. He holds a Bachelor of Science degree in Engineering, Civil Specialty, from the Colorado School of Mines and is a graduate of the Advanced Management Program at the Harvard Business School.

In connection with Mr. Kendall's promotion to CEO, he received a base salary increase of $122,500 to $700,000 per annum and a one-time grant of 422,223 shares of restricted common stock of the Company. These restricted shares will vest on an annual basis ratably over a three-year period or upon an earlier change-of-control of the Company or upon his death or disability, subject to forfeiture of unvested shares upon separation from the Company in certain circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: June 27, 2017   By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary